Exhibit 99.1

Steakholder Foods to Host Conference Call to Discuss Full Fiscal Year 2023 Financial
Results and Provide Business Update

Rehovot, Israel, May 16, 2024 – Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in alternative proteins and 3D printing technologies, announced today it will host a conference call to discuss financial results for the year ended December 31, 2023, and provide a business update on Tuesday, May 21, 2024 at 8:30 am Eastern Time. The Company previously released its fiscal year 2023 financial results on April 30, 2024.

Investors interested in participating in the live call can dial (877) 407-3982 from the U.S. International callers can dial (201) 493-6780. A telephone replay will be available approximately two hours after the call concludes and will be available through Tuesday, June 4, 2024, by dialing (844) 512-2921 from the U.S., or (412) 317-6671 from international locations; passcode is 13746634.

There also will be a simultaneous, live webcast available on the Investor Relations section of the Company’s web site at https://www.steakholderfoods.com/investors-relations. The webcast will be archived for 30 days.

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

Investor Contacts:

Steakholder Foods

Investors@steakholderfoods.com